

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Peter H. Tong
Chief Executive Officer and Chief Financial Officer
LVFAR Green Technology Corp.
Pingzi Road 71, NianFeng Community,
Ping Di Street
Longgang District, Shenzhen, China

    Re: **LVFAR Green Technology Corp.**
                Form 10-K for the fiscal year ended October 31, 2013
                Filed February 13, 2014
                File No. 000-54209

Dear Mr. Tong:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephen Krikorian

                    Stephen Krikorian
                    Accounting Branch Chief